UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934
For the month of October 2006
Commission File Number: 333-128780
NCL CORPORATION LTD.
(Translation of registrant’s name into English)
7665 Corporate Center Drive
Miami, Florida 33126
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F
Form 20-F ☒           Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐           No ☒
If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___

NCL Corporation Ltd.

NCL Corporation Ltd.
Consolidated Statements of Operations
(unaudited, in thousands of dollars)

	Three months ended		Six months ended
	June 30,		June 30,
	2005	2006	2005	2006
	(Note 2)		(Note 2)
Revenues
Passenger ticket revenues	$273,167	$363,018	$527,487	$667,730
Onboard and other revenues	100,646	136,055	195,357	253,879

Total revenues	373,813	499,073	722,844	921,609

Cruise operating expenses
Commissions, transportation and other	71,657	102,554	138,652	189,553
Onboard and other	33,113	45,504	61,250	83,060
Payroll and related	80,392	103,572	146,077	193,912
Fuel	27,264	42,388	49,787	80,161
Food	21,855	23,599	43,181	45,967
Ship charter costs	7,522	6,538	14,961	13,005
Other operating	56,244	70,542	100,347	123,864

Total cruise operating expenses	298,047	394,697	554,255	729,522

Marketing, general and administrative expenses	56,053	56,197	111,142	114,139
Depreciation and amortization	18,824	28,543	37,357	55,422

Total operating expenses	372,924	479,437	702,754	899,083

Operating income	889	19,636	20,090	22,526

Non-operating (income) expense
Interest income	(1,442)	(1,365)	(2,170)	(2,228)
Interest expense, net of capitalized interest	17,016	33,886	34,048	62,728
Other (income) expense, net	(15,287)	22,219	(19,625)	25,926

Total non-operating expense	287	54,740	12,253	86,426

Net income (loss)	$602	$(35,104)	$7,837	$(63,900)

The accompanying notes are an integral part of these consolidated financial statements.

NCL Corporation Ltd.
Consolidated Balance Sheets
(unaudited, in thousands of dollars, except share data)

	December 31,	June 30,
	2005	2006
	(Note 2)
Assets
Current assets:
Cash and cash equivalents	$60,416	$67,641
Restricted cash	48,034	5,070
Accounts receivable, net	11,691	12,230
Note from Parent	12,325	—
Amount due from Parent	—	1,898
Consumable inventories	29,133	28,689
Prepaid expenses and others	27,203	35,416

Total current assets	188,802	150,944
Property and equipment, net	3,113,229	3,304,266
Goodwill	400,254	400,254
Tradenames	218,538	218,538
Other assets	63,404	60,834

Total assets	$3,984,227	$4,134,836

Liabilities and Shareholder’s Equity
Current liabilities:
Current portion of long-term debt	$140,694	$164,818
Accounts payable	73,003	61,774
Accrued expenses and other liabilities	139,222	168,854
Amount due to Parent	3,141	—
Advance ticket sales	281,849	403,209

Total current liabilities	637,909	798,655
Long-term debt	1,965,983	2,018,329
Other long-term liabilities	2,631	2,318

Total liabilities	2,606,523	2,819,302

Commitments and contingencies (Note 4)

Shareholder’s equity:
Common stock, $1.00 par value; 12,000 shares authorized; 12,000 shares issued and outstanding	12	12
Additional paid-in capital	1,501,929	1,502,567
Unamortized stock option expense	(593)	—
Accumulated other comprehensive income	—	499
Accumulated deficit	(123,644)	(187,544)

Total shareholder’s equity	1,377,704	1,315,534

Total liabilities and shareholder’s equity	$3,984,227	$4,134,836

The accompanying notes are an integral part of these consolidated financial statements.

NCL Corporation Ltd.
Consolidated Statements of Cash Flows
(unaudited, in thousands of dollars)

	Six months ended
	June 30,
	2005	2006
	(Note 2)
Cash flows from operating activities
Net income (loss)	$7,837	$(63,900)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	37,357	55,422
(Gain) loss on translation of debt	(20,933)	24,868
Other	103	582
Changes in operating assets and liabilities:
Increase in accounts receivable	(2,641)	(539)
(Increase) decrease in consumable inventories	(6,889)	444
Increase in prepaid expenses and other assets	(6,285)	(8,097)
Decrease in accounts payable	(16,706)	(11,229)
Increase in accrued expenses and other liabilities	43,625	29,319
Increase in advance ticket sales	108,614	121,360

Net cash provided by operating activities	144,082	148,230

Cash flows from investing activities
Capital expenditures	(359,662)	(236,551)
(Increase) decrease in restricted cash	(66,524)	42,964

Net cash used in investing activities	(426,186)	(193,587)

Cash flows from financing activities
Principal repayments on long-term debt	(37,482)	(201,369)
Proceeds from debt	368,457	247,441
(Repayment of advances) proceeds from Parent	(5,014)	6,977
Contribution from Parent	461	—
Payment of loan arrangement fees	(1,674)	(467)

Net cash provided by financing activities	324,748	52,582

Net increase in cash and cash equivalents	42,644	7,225

Cash and cash equivalents at the beginning of period	172,424	60,416

Cash and cash equivalents at the end of period	$215,068	$67,641

Non-cash investing activity
Capital lease obligations	$7,358	$5,530

The accompanying notes are an integral part of these consolidated financial statements.

NCL Corporation Ltd.
Notes to Consolidated Financial Statements
(unaudited)

As used in this document, the terms “we, “our” and “us” refer to NCL Corporation Ltd. and its subsidiaries, which operate under three principal brand names, “Norwegian Cruise Line,” “NCL America” and “Orient Lines.” In accordance with cruise vacation industry practice, the term “berths” is determined based on double occupancy per cabin even though many cabins can accommodate three or more passengers.
1.	Basis of Presentation

The accompanying consolidated balance sheets as of December 31, 2005 and June 30, 2006, the consolidated statements of operations for the three and six months ended June 30, 2005 and 2006, and the consolidated statements of cash flows for the six months ended June 30, 2005 and 2006 are unaudited and, in our opinion, reflect all adjustments, consisting of normal recurring adjustments, necessary for a fair statement of the results for the periods presented.

Our operations are seasonal and results for interim periods are not necessarily indicative of the results for the entire fiscal year. The interim consolidated financial information should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2005, which are included in our Form 20-F.

Certain prior period balances have been reclassified to conform to the current year’s presentation.

2.	Summary of Significant Accounting Policies

Dry-docking Expenses

During the second quarter of 2006, we elected to change our method of accounting for dry-docking costs from the deferral method, under which costs associated with dry-docking a ship are deferred and charged to expense over the period to a ship’s next scheduled dry-docking, to the direct expense method, under which we will expense all dry-docking costs as incurred. We view this as a preferable method since it eliminates the subjectivity and significant amount of time that is needed in determining which costs related to dry-docking activities should be deferred and amortized over a future period. We have adopted this change in accounting policy in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 154, “Accounting Changes and Error Corrections”, which requires that we report changes in accounting policy by retrospectively applying new policies to all prior periods presented, unless it is impractical to determine the prior period impacts. Accordingly, we have adjusted our previously reported financial information for all periods presented for this change in the method of accounting for dry-docking costs. The effects of this change in accounting policy were as follows (in thousands of dollars):

Consolidated Statements of Operations

	Six months ended			Six months ended
	June 30, 2005			June 30, 2006
	Deferral	Direct	Effect	Deferral	Direct	Effect
	Method	Method	of Change	Method (b)	Method	of Change
Other operating expenses (a)	$88,442	$100,347	$11,905	$104,757	$123,864	$19,107
Depreciation and amortization (a)	45,732	37,357	(8,375)	66,448	55,422	(11,026)
Net income (loss)	11,367	7,837	(3,530)	(55,819)	(63,900)	(8,081)

	Three months ended			Three months ended
	June 30, 2005			June 30, 2006
	Deferral	Direct	Effect	Deferral	Direct	Effect
	Method	Method	of Change	Method (b)	Method	of Change
Other operating expenses (a)	$47,205	$56,244	$9,039	$58,039	$70,542	$12,503
Depreciation and amortization (a)	23,084	18,824	(4,260)	33,650	28,543	(5,107)
Net income (loss)	5,381	602	(4,779)	(27,708)	(35,104)	(7,396)

Consolidated Balance Sheets

	December 31, 2005			June 30, 2006
	Deferral	Direct	Effect	Deferral	Direct	Effect
	Method	Method	of Change	Method (b)	Method	of Change
Deferred dry-docking costs current	$14,591	$—	($14,591)	$21,018	$—	($21,018)
Deferred dry-docking costs non-current	9,273	—	(9,273)	12,515	—	(12,515)
Accrued expenses and other liabilities	137,634	139,222	(1,588)	—	—	—
Accumulated deficit	(98,192)	(123,644)	(25,452)	(154,011)	(187,544)	(33,533)

(a)	As a result of the change in the method of accounting for dry-docking costs to the direct expense method, we have classified such costs as other operating expenses in our consolidated statements of operations consistent with our method of expensing repairs and maintenance costs.

(b)	The amounts disclosed under the deferral method for the three and six month periods ended June 30, 2006 and at June 30, 2006 are based on the estimated effect of not changing our method of accounting for dry-docking costs to the direct expense method for these current periods. Accordingly, these estimated current period amounts have not been previously reported, but are being disclosed in accordance with the requirements of SFAS No. 154.

In addition, our accumulated deficit increased by $22.5 million at December 31, 2004 from $117.4 million to $139.9 million, as a result of this change in the method of accounting for dry-docking costs.

Share-Based Compensation
Effective January 1, 2006, we adopted the provisions of SFAS No. 123 (revised 2004), “Share-Based Payment” (“SFAS 123R”). SFAS 123R requires the measurement and recognition of compensation expense at fair value for all share-based awards over their vesting period. Prior to January 1, 2006, we accounted for share-based compensation plans in accordance with the provisions of APB Opinion No. 25, “Accounting for Stock Issued to Employees” (“APB 25”) and disclosed pro forma information as if we had applied the fair value recognition provisions of SFAS No. 123, “Accounting for Stock-Based Compensation” (“SFAS 123”).
We have adopted SFAS 123R under the modified prospective application transition method. Under this method, the share-based compensation expense recognized beginning January 1, 2006 includes compensation cost for all employee share-based awards granted prior to, but not vested as of December 31, 2005, based on the grant date fair value originally estimated in accordance with the provisions of SFAS 123 over their remaining vesting period. Compensation expense associated with awards granted subsequent to January 1, 2006 will be based on the grant date fair value estimated in accordance with the provisions of SFAS 123R. In addition, SFAS 123R requires us to estimate the amount of expected forfeitures when calculating the compensation expense, instead of accounting for forfeitures as they occurred, which was our previous method. Prior period results are not restated under the modified prospective application method. As of January 1, 2006, the cumulative effect of adopting the expected forfeiture method was not significant.
The following table illustrates the effect on net income for the three and six months ended June 30, 2005, if we had applied the fair value recognition provisions of SFAS 123 to share-based employee compensation (in thousands of dollars):

	Three Months Ended	Six Months Ended
	June 30, 2005	June 30, 2005
Net income, as reported	$602	$7,837
Add:
Total share-based employee compensation expense included in net income	65	103
Deduct:
Total share-based employee compensation expense determined under fair value method for all awards	(640)	(1,628)

Pro forma net income	$27	$6,312

Stock Option Plans
In January 2000, Star Cruises Limited (“Star Cruises” or “Parent”) granted a stock option to an executive to purchase 200,000 shares of Star Cruises’ common stock at $2.275 per share under Star Cruises’ Pre-Listing Employee Share Option Scheme. The option vests over a period through 2009. Subsequent to the grant, the number of shares of common stock subject to the stock option was adjusted for a rights offering. At June 30, 2006, the executive had a stock option to purchase 609,900 of Star Cruises’ common stock at a price of $0.42 per share. No further options can be granted under the Pre-Listing Employee Share Option Scheme.
In November 2000, Star Cruises adopted a Post-Listing Employee Share Option Scheme for the employees of Star Cruises and our employees that provides for the granting of stock options in Star Cruises’ common stock. The maximum number of stock options available for issue under the Post-Listing Employee Share Option Scheme and options granted under any other schemes of

Star Cruises is 132,733,953. The stock options are exercisable over a ten year period from the date the stock options are awarded. Fifty percent of the total stock options granted vests as follows: 30% two years from the award date, 20% three years from the award date and an additional 10% annually in the subsequent years until the options are fully vested. The other 50% of the total stock options granted vests pursuant to the same schedule assuming that we achieve certain performance targets, as defined in the Post-Listing Employee Share Option Scheme. Pursuant to the terms of the grant award, the employee is required to sign and return documentation of acceptance of the stock option award along with $1.00 consideration. Generally, options issued under the Post-Listing Employee Share Option Scheme are granted at a price not less than the fair value of the shares on the date of grant.
In August 2004, Star Cruises authorized the additional grant of approximately 7,974,000 share options to our management under the Post-Listing Employee Share Option Scheme. The terms and conditions are consistent with the previous options granted under the Post-Listing Employee Share Option Scheme with the exception that the options vest two years from the award date.
The Post-Listing Employee Share Option Scheme provides that a former employee must pay in cash to us liquidated damages, as defined in the Post-Listing Share Option Scheme, if the employee leaves us and engages in any trade, employment, business or activity for six months after leaving us that would be considered in competition with the work done for us. The liquidated damages are equivalent to a percentage of the capital appreciation of the stock option, defined as the difference between the market price of the stock on the date of the exercise of the stock option and the exercise price of the stock option, less the amount of any income taxes paid.
Total compensation expense recognized under SFAS 123R for options issued under the Pre-Listing Employee Share Option Scheme and the Post-Listing Share Option Scheme was $0.3 million and $0.7 million for the three and six months ended June 30, 2006, respectively, of which approximately $0.2 million and $0.4 million has been included within marketing, general and administrative expenses, respectively, and approximately $0.2 million and $0.4 million in payroll and related expenses, respectively, in our consolidated statements of operations.
Upon adoption of SFAS 123R, $0.6 million in unamortized stock option expense related to awards that had been subject to variable accounting under APB 25 was eliminated against additional paid-in capital.
The fair value of options on the grant date was estimated using a binomial pricing model with the following assumptions for the six months ended June 30, 2005. No options have been granted subsequent to March 2005.

Fair value of options at the dates of grant	$0.16
Dividend yield	—
Expected stock volatility	40.2%
Risk-free interest rate	3.4%
Expected option life (in years)	10.0
Expected volatility was based on historical volatility. The risk-free interest rate was based on the Hong Kong government bond rate with a remaining term equal to the expected option life assumed at the date of grant. The expected option life was calculated based on the contractual term of the option, historical exercise experience and the underlying terms of the respective options.

A summary of stock option activity under the Post-Listing Employee Share Option Scheme for our employees was as follows:

		Weighted-	Weighted-Average	Aggregate
		Average	Remaining	Intrinsic
	Shares	Exercise Price	Contractual Term	Value
			(in years)
Outstanding at
January 1, 2006	49,045,982	$0.39	6.91	$—
Granted	—	—
Exercised	—	—
Forfeited	(557,804)	$0.39

Outstanding at
June 30, 2006	48,488,178	$0.39	6.42	$—

Exercisable at
June 30, 2006	19,131,663	$0.41	6.15	$—

As of June 30, 2006, there was approximately $3.2 million of total unrecognized compensation expense related to unvested share-based awards. The expense is expected to be recognized over a weighted-average period of 3.6 years.
Restricted Cash
In May 2006, cash collateral requirements imposed by our credit card processors were lifted. These requirements can be reinstated at the credit card processors’ discretion.
Foreign Currency
At June 30, 2005 and 2006, we had long-term debt denominated in Euro with a balance of $275.2 million and $382.4 million, respectively. For the three and six months ended June 30, 2005 and 2006, we had a foreign currency translation gain of $15.3 million and $19.6 million, respectively, and a loss of $22.3 million and $27.4 million, respectively, primarily related to the translation of our Euro-denominated long-term debt to U.S. dollars. These amounts were recorded as a component of other (income) expense, net in the consolidated statements of operations.
Recent Accounting Pronouncements
In June 2006, the Financial Accounting Standards Board (“FASB”) issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement 109” (“FIN 48”). FIN 48 prescribes a comprehensive model for recognizing, measuring, presenting and disclosing in the financial statements tax positions taken or expected to be taken on a tax return, including a decision whether to file or not to file in a particular jurisdiction. FIN 48 is effective for fiscal years beginning after December 15, 2006. If there are changes in net assets as a result of FIN 48, then these will be accounted for as an adjustment to our opening balance of accumulated deficit. We are currently assessing the impact of FIN 48 on our consolidated financial position and results of operations.

3.	Long-Term Debt

In March 2006, we amended the Euro 40.0 million Pride of America Commercial Loan, converting it from a floating-rate loan bearing interest at a rate based on LIBOR plus a margin of 135 basis points to a fixed-rate loan bearing interest at a rate of 6.595%.

In April 2006, we amended the $334.1 million Norwegian Jewel Loan, converting it from a floating-rate loan bearing interest at a rate based on LIBOR plus a margin of 75 basis points to a fixed-rate loan bearing interest at a rate of 6.1075%.

In April 2006, we took delivery of Pride of Hawai’i. The balance due to the shipbuilding yard was paid on delivery from a drawdown of Euro 130.0 million under the Euro 308.1 million Pride of Hawai’i Loan.

4.	Commitments and Contingencies
(a)	Capital expenditures

As of June 30, 2006, we had two ships under construction for additional capacity of 4,760 berths with scheduled deliveries in the fourth quarter of 2006 and the fourth quarter of 2007. The aggregate cost of the ships is approximately $1.1 billion (based on the exchange rate for the Euro at June 30, 2006), of which we had paid $0.2 billion as of June 30, 2006. The remaining costs of the ships under construction as of June 30, 2006 are exposed to fluctuations in the Euro/U.S. dollar exchange rate.

As of June 30, 2006, we anticipate that capital expenditures, including the two ships on order, will be approximately $0.7 billion, $0.5 billion, and $0.1 billion for the years ending December 31, 2006, 2007 and 2008, respectively (based on the exchange rate for the Euro at June 30, 2006).

(b)	Material litigation
(i)	A proposed class action suit was filed on August 1, 2000 in the U.S. District Court for the Southern District of Texas against us, alleging that we violated the Americans with Disabilities Act of 1990 (“ADA”) in our treatment of physically impaired passengers. The same plaintiffs also filed on the same date a proposed class action suit in a Texas state court alleging that we and a third party violated Texas’ Deceptive Trade Practices and Consumer Protection Act. The state court judge granted our motion for summary judgment and the plaintiff filed an appeal which is currently pending. On June 6, 2005, the U.S. Supreme Court ruled in the Federal matter that the ADA is applicable to foreign flagged cruise vessels that operate in U.S. waters to the same extent that it applies to U.S. flagged ships. The U.S. Supreme Court remanded the case to the Fifth Circuit Court of Appeals to determine which claims in the lawsuit remain and the Fifth Circuit remanded the case to the trial court. We have filed a motion for summary judgment in the trial court which is currently pending.

(ii)	A proposed class action suit was filed on December 20, 2000 in a Florida State Court alleging that we discriminated against disabled persons in violation of the ADA and the Florida Trade Act on several of our vessels. Discovery has commenced. We believe that we have meritorious defenses to these claims and, accordingly, are defending vigorously this action.

(iii)	On April 6, 2001, a complaint was filed in the United States District Court for the Southern District of New York against Star Cruises and Arrasas Limited (collectively, “Star”) as well as The Bank of New York (“BNY”). The plaintiff claimed that Star violated the U.S. securities laws by making false and misleading disclosures in connection with Star’s mandatory offer for the shares of NCL Holdings ASA, and that Star was unjustly enriched. BNY brought cross claims and third-party claims against Star and us. The Court dismissed all claims by plaintiff against Star and all of BNY’s claims against Star and us, except for BNY’s claim against us for indemnification of costs and legal fees incurred in the action. On August 9, 2005, the Court granted BNY’s motion for summary judgment on the claim for indemnification of its attorneys’ fees. On December 16, 2005, Star and plaintiff entered into a settlement agreement and mutual release. On December 27, 2005, the Court ordered judgment on BNY’s indemnification claim in the amount of $2.3 million. A settlement agreement and mutual release was entered into on June 29, 2006.

Star has agreed to pay the costs of certain legal and other costs associated with the above described matter. For the six months ended June 30, 2006, we recorded with respect to this matter, legal and other costs as other expenses and a capital contribution related to the reimbursement of legal costs in the amount of $518,000.

(iv)	A proposed class action suit was filed on May 17, 2001 in the U.S. District Court for the Southern District of New York alleging that during the period from January 1998 through March 2005, we failed to pay unlicensed seafarers overtime wages in accordance with their contracts of employment. The court entered an order certifying the case as a class action. In March 2005, the parties reached a settlement which was subsequently approved by the court. We believe that the ultimate outcome of this matter will not have a material impact on our financial position, results of operations or cash flows.

(v)	On July 25, 2002, we were served with a complaint in which a former employee alleged that we failed to pay him severance pay/employment benefits following his discharge. Discovery is proceeding. The case has been set for trial to begin in October 2006. We believe that we have meritorious defenses to these claims and, accordingly, are defending vigorously this action.

(vi)	In May 2003, an explosion in the boiler room onboard the Norway resulted in the death of eight crew members and the injury of approximately 20 other crew members. All personal injury claims stemming from this incident are covered by our insurance. The incident is currently under investigation by regulatory authorities and the United States Attorney’s Office for the Southern District of Florida. We are cooperating with the investigation. To date, none of the agencies involved has rendered opinions or conclusions concerning the incident.

(vii)	On July 24, 2004, we were served with a complaint by a crewmember who alleges failure to provide maintenance and cure and failure to treat stemming from a renal ailment which developed while in the service of one of our vessels resulting in the need for dialysis and an eventual kidney transplant. We have settled this action. The settlement did not have a material impact on our financial position, results of operations or cash flows.

(viii)	On or about February 3, 2006, we were served with a class action complaint filed in the United States District Court for the Southern District of New York alleging copyright infringement stemming from performances of certain portions of copyrighted music aboard our vessels. We believe that we have meritorious defenses to these claims and, accordingly, are defending vigorously this action.

(ix)	On June 16, 2006, a complaint was filed against us in the Circuit Court of Miami-Dade County, Florida, alleging breach of contract and fraudulent misrepresentation stemming from two 2004 charter sailings of Pride of Aloha. We believe that we have meritorious defenses to these claims and, accordingly, are defending vigorously this action.
(x)	On July 14, 2006, we were served with a complaint filed in Florida State court on behalf of a former on board concessionaire alleging breach of contract and unjust enrichment. We believe that we have meritorious defenses to these claims and, accordingly, are defending vigorously this action.
(xi)	On August 24, 2006, we were served with a complaint by the U.S. Equal Employment Opportunity Commission to correct alleged unlawful employment practices on the basis of national origin and religion and to provide relief to seven former employees who were allegedly terminated as a result of same. We believe that we have meritorious defenses to these claims and, accordingly, are defending vigorously this action.
In the normal course of our business, various other claims and lawsuits have been filed or are pending against us. Most of these claims and lawsuits are covered by insurance and, accordingly, the maximum amount of our liability is typically limited to our deductible amount. Nonetheless, the ultimate outcome of these claims and lawsuits that are not covered by insurance cannot be determined at this time. We have evaluated our overall exposure with respect to all of our threatened and pending litigation. To the extent required, we have accrued amounts for all estimable probable losses associated with our deemed exposure. We are currently unable to estimate any other potential contingent losses beyond those accrued, as discovery is not complete nor is adequate information available to estimate such range of loss or potential recovery. As discussed above, we intend to vigorously defend our legal position on all claims and, to the extent necessary, seek recovery. At June 30, 2006, we had accrued amounts of approximately $11.8 million for the above pending legal matters.
(c)	Other

Certain contracts we enter into include indemnification provisions that obligate us to make payments to the counterparty if certain events occur. The indemnification clauses are often standard contractual terms that are entered into in the normal course of business. There are no stated or notional amounts included in the indemnification clauses and we are not able to estimate the maximum potential amount of future payments, if any, under these indemnification clauses. We have not been required to make any payments under such clauses in the past, and do not believe that, under current circumstances, a request for indemnification is probable.
5.	Comprehensive Income (Loss)

Comprehensive income (loss) includes net income (loss) and changes in the fair value of derivative instruments that qualify as cash flow hedges. The cumulative changes in fair value of the derivatives are deferred and recorded as a component of accumulated other comprehensive income (loss) until the hedged transactions are realized and recognized in earnings. Comprehensive income (loss) was as follows (in thousands of dollars):

	Three months ended		Six months ended
	June 30,		June 30,
	2005	2006	2005	2006
Net income (loss)	$602	$(35,104)	$7,837	$(63,900)
Change related to cash flow derivative hedges	—	104	—	499

Total comprehensive net income (loss)	$602	$(35,000)	$7,837	$(63,401)

6.	Subsequent Events

In September 2006, we contracted with a shipyard, subject to certain conditions, to purchase two ships scheduled for delivery in the fourth quarter of 2009 and the second quarter of 2010. We have an option for a third ship for scheduled delivery in the first quarter of 2011. The contract price of the two ships ordered is approximately 1.5 billion Euros or $1.9 billion at September 30, 2006.

In addition, we obtained export credit financing for 80% of the contract amount of each of the two ships. These financings cannot exceed approximately $0.8 billion each, based on the Euro exchange rate at September 30, 2006. We may cancel the loan agreement up to 60 days prior to the delivery date for each ship.

Also, in September 2006, we entered into a 29 million Euro settlement agreement with a shipyard in connection with our claims for the late delivery of Pride of America.

NCL Corporation Ltd.
Management’s Discussion and Analysis
of Financial Condition and Results of Operations

Certain statements under this caption “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and elsewhere in this report on Form 6-K, constitute forward-looking statements under the Private Securities Litigation Reform Act of 1995. Many, but not all of these statements can be found by looking for words like “expect,” “anticipate,” “goal,” “project,” “plan,” “believe,” “seek,” “will,” “may,” “forecast,” and “future,” and for similar expressions. Forward-looking statements do not guarantee future performance and may involve risks, uncertainties and other factors which could cause our actual results, performance or achievements to differ materially from the future results, performance or achievements expressed or implied in those forward-looking statements. Examples of these risks, uncertainties and other factors include, but are not limited to:
•	changes in cruise capacity, as well as capacity changes in the overall vacation industry;

•	introduction of competing itineraries and other products by other companies;

•	changes in general economic, business, and geo-political conditions;

•	reduced consumer demand for cruises as a result of any number of reasons, including armed conflict, terrorists attacks, geo-political and economic uncertainties or the unavailability of air service, and the resulting concerns over the safety and security aspects of traveling;

•	lack of acceptance of new itineraries, products or services by our targeted customers;

•	our ability to implement brand strategies and our shipbuilding programs, and to continue to expand our business worldwide;

•	changes in interest rates, fuel costs or foreign currency rates;

•	delivery schedules of new ships;

•	risks associated with operating internationally;

•	impact of the spread of contagious diseases;

•	accidents and other incidents affecting the health, safety, security and vacation satisfaction of passengers and causing damage to ships, which could cause the modification of itineraries or cancellation of a cruise or series of cruises;

•	our ability to attract and retain qualified shipboard crew and maintain good relations with employee unions;

•	changes in other operating costs, such as crew, insurance and security costs;

•	continued availability of attractive port destinations;

•	the impact of pending or threatened litigation;

•	the ability to obtain financing on terms that are favorable or consistent with our expectations;

•	changes involving the tax, environmental, health, safety, security and other regulatory regimes in which we operate;

•	emergency ship repairs;

•	the implementation of regulations in the United States requiring U.S. citizens to obtain passports for travel to additional foreign destinations; and

•	weather and natural disasters.
The above examples are not exhaustive and new risks emerge from time to time. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.
Such forward-looking statements are based on current beliefs, assumptions, expectations, estimates and projections of our directors and management regarding our present and future business strategies and the environment in which we will operate in the future. These forward-looking statements speak only as of the date of this report. We expressly disclaim any obligation or undertaking to release publicly any updates or revisions to any forward-looking statement contained herein to reflect any change in our expectations with regard thereto or any change of events, conditions or circumstances on which any such statement was based.
This interim consolidated financial information should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2005, which are included in our Form 20-F.
All prior periods’ financial information presented herein have been adjusted to reflect the retrospective application of the change in our method of accounting for dry-docking costs, as more fully discussed in Note 2 to our consolidated financial statements.
Terminology and Non-GAAP Financial Measures
Capacity Days represent double occupancy per cabin multiplied by the number of cruise days for the period.
Gross Cruise Costs represent the sum of total cruise operating expenses and marketing, general and administrative expenses.
Gross Yields represent total revenues per Capacity Day.
Net Yields represent total revenues less commissions, transportation and other expenses, and onboard and other expenses per Capacity Day. We utilize Net Yields to manage our business on a day-to-day basis and believe that it is the most relevant measure of our pricing performance and is commonly used in the cruise industry to measure pricing performance. We have not provided a quantitative reconciliation of projected Gross Yields to projected Net Yields due to the significant uncertainty in projecting the costs deducted to arrive at this measure. Accordingly, we do not believe that reconciling information for such projected figures would be meaningful.

Net Cruise Costs represent Gross Cruise Costs excluding commissions, transportation and other expenses and onboard and other expenses. In measuring our ability to control costs in a manner that positively impacts net income, we believe changes in Net Cruise Costs to be the most relevant indicator of our performance and is commonly used in the cruise industry as a measurement of costs.
Passenger Cruise Days represent the number of passengers carried for the period multiplied by the number of days in their respective cruises.
Occupancy Percentage, in accordance with cruise industry practice, represents the ratio of Passenger Cruise Days to Capacity Days. A percentage in excess of 100% indicates that three or more passengers occupied some cabins.
Please see a reconciliation of these measures to items in our financial statements on page 17.
Overview
Our revenues consist of the following:
Revenues from our cruise and cruise-related activities are categorized by us as “passenger ticket revenues” and “onboard and other revenues”. Passenger ticket revenues are derived from the sale of passenger tickets. Passenger ticket sales primarily consist of payments for accommodations, meals in certain restaurants on the ship, certain onboard entertainment, and include payments for service charges and air and land transportation to and from the ship, to the extent passengers purchase those items from us. Revenues from passenger ticket sales are generally collected from passengers prior to their departure on the cruise.
Onboard and other revenues consist of revenues primarily from shore excursions, food and beverage sales, retail sales, gaming and passenger baggage and cancellation insurance. Onboard revenues vary according to the size of the ship in operation, the length of cruises operated and the markets in which the ship operates. We record onboard revenues from onboard activities we perform directly or that are performed by independent concessionaires, from which we receive a percentage of their revenues.
Our revenues are seasonal based on demand for cruises. Historically, demand for cruises has been strongest during the summer months.
Our operating cruise expenses are classified as follows:
•	Commissions, transportation and other expenses consist of those amounts directly associated with passenger ticket revenues. These amounts include travel agent commissions, air and other transportation expenses, credit card fees, and certain port expenses.

•	Onboard and other expenses consist of direct costs that are incurred primarily in connection with onboard and other revenues. These costs are incurred in connection with shore excursions, beverage sales, land packages and sales of vacation package insurance.

•	Payroll and related expenses represent the cost of wages and benefits for shipboard employees.

•	Food expenses consist of food costs for passengers and crew, which typically vary according to the number of passengers on board a particular cruise ship.

•	Fuel expenses include fuel costs, net of the financial impact of fuel swap agreements and fuel delivery costs.

•	Ship charter costs consist of amounts paid for chartering ships.

•	Other operating expenses consist of costs such as repairs and maintenance, dry-docking costs, ship insurance and other ship expenses.
We do not allocate payroll and related costs, food costs, or other ship operating costs to passenger ticket costs or to onboard and other cruise costs, since they are incurred to support the total cruise experience.
Summary
The following table presents operating data as a percentage of revenues:

	Three months ended		Six months ended
	June 30,		June 30,
	2005	2006	2005	2006
Revenues
Passenger ticket revenues	73.1%	72.7%	73.0%	72.5%
Onboard and other revenues	26.9%	27.3%	27.0%	27.5%

Total revenues	100.0%	100.0%	100.0%	100.0%

Cruise operating expenses
Commissions, transportation and other	19.2%	20.6%	19.2%	20.6%
Onboard and other	8.9%	9.1%	8.4%	9.0%
Payroll and related	21.5%	20.8%	20.2%	21.0%
Fuel	7.3%	8.5%	6.9%	8.7%
Food	5.8%	4.7%	6.0%	5.0%
Ship charter costs	2.0%	1.3%	2.1%	1.4%
Other operating	15.0%	14.1%	13.9%	13.5%

Total cruise operating expenses	79.7%	79.1%	76.7%	79.2%

Marketing, general and administrative expenses	15.0%	11.3%	15.4%	12.4%
Depreciation and amortization	5.1%	5.7%	5.1%	6.0%

Total operating expenses	99.8%	96.1%	97.2%	97.6%

Operating income	0.2%	3.9%	2.8%	2.4%

Non-operating (income) expense
Interest income	(0.4)%	(0.3)%	(0.3)%	(0.2)%
Interest expense, net of capitalized interest	4.5%	6.8%	4.7%	6.8%
Other (income) expense, net	(4.1)%	4.4%	(2.7)%	2.8%

Total non-operating expense	0.0%	10.9%	1.7%	9.4%

Net income (loss)	0.2%	(7.0)%	1.1%	(7.0)%

The following table sets forth selected statistical information for the periods presented:

	Three months ended		Six months ended
	June 30,		June 30,
	2005	2006	2005	2006
Passengers Carried	233,432	289,607	450,634	529,109
Passenger Cruise Days	1,774,995	2,131,185	3,490,931	4,132,755
Capacity Days	1,662,686	1,986,319	3,306,270	3,880,867
Occupancy Percentage	106.8%	107.3%	105.6%	106.5%
Gross Yields and Net Yields were calculated as follows (in thousands, except Capacity Days and Yields):

	Three months ended		Six months ended
	June 30,		June 30,
	2005	2006	2005	2006
Passenger ticket revenues	$273,167	$363,018	$527,487	$667,730
Onboard and other revenues	100,646	136,055	195,357	253,879

Total revenues	373,813	499,073	722,844	921,609

Less:
Commissions, transportation and other	71,657	102,554	138,652	189,553
Onboard and other	33,113	45,504	61,250	83,060

Net revenues	$269,043	$351,015	$522,942	$648,996

Capacity Days	1,662,686	1,986,319	3,306,270	3,880,867
Gross Yields	$224.82	$251.26	$218.63	$237.48
Net Yields	$161.81	$176.72	$158.17	$167.23
Gross Cruise Costs and Net Cruise Costs were calculated as follows (in thousands, except Capacity Days and per Capacity Day data):

	Three months ended		Six months ended
	June 30,		June 30,
	2005	2006	2005	2006
Total cruise operating expenses	$298,047	$394,697	$554,255	$729,522
Marketing, general and administrative expenses	56,053	56,197	111,142	114,139

Gross Cruise Costs	354,100	450,894	665,397	843,661

Less:
Commissions, transportation and other	71,657	102,554	138,652	189,553
Onboard and other	33,113	45,504	61,250	83,060

Net Cruise Costs	$249,330	$302,836	$465,495	$571,048

Capacity Days	1,662,686	1,986,319	3,306,270	3,880,867
Gross Cruise Costs per Capacity Day	$212.97	$227.00	$201.25	$217.39
Net Cruise Costs per Capacity Day	$149.96	$152.46	$140.79	$147.14

Outlook
We continue to experience a very competitive pricing environment, especially in the Caribbean. Bookings are closer to sailing date than at the same time last year. As a result of this challenging environment, we now expect Net Yields for the full year of 2006 to increase approximately 3% versus our previous guidance of an increase of approximately 5%.
Three months ended June 30, 2005 compared to three months ended June 30, 2006
Revenues
Total revenues increased by $125.3 million, or 33.5%, from $373.8 million for the three months ended June 30, 2005 to $499.1 million for the three months ended June 30, 2006. The increase in revenues was due to a 32.9% increase in passenger ticket revenues and a 35.2% increase in onboard and other revenues.
Passenger ticket revenues increased by $89.9 million from $273.2 million for the three months ended June 30, 2005 to $363.0 million for the three months ended June 30, 2006. This increase was primarily due to a 19.5% increase in Capacity Days and higher passenger ticket prices. The increase in Capacity Days was primarily attributable to the additions of Pride of America, Norwegian Jewel, and Pride of Hawai’i, which entered service in June 2005, August 2005 and June 2006, respectively, partially offset by the return of Norwegian Sea to Star Cruises Limited (“Star Cruises”) upon expiration of its charter agreement in August 2005.
Onboard and other revenues increased by $35.4 million from $100.6 million for the three months ended June 30, 2005 to $136.1 million for the three months ended June 30, 2006. The increase in onboard and other revenues was due to the increased Capacity Days mentioned above and generally higher amounts spent per passenger.
Gross Yields and Net Yields for the three months ended June 30, 2006 increased by 11.8% and 9.2%, respectively, compared to the three months ended June 30, 2005. These increases were primarily due to increased passenger ticket revenues and increased onboard spending as discussed above.
Expenses
Total cruise operating expenses increased by $96.7 million, or 32.4%, from $298.0 million for the three months ended June 30, 2005 to $394.7 million for the three months ended June 30, 2006. The primary reasons for the increase are discussed below.
Commissions, transportation and other expenses increased by $30.9 million, or 43.1%, from $71.7 million for the three months ended June 30, 2005 to $102.6 million for the three months ended June 30, 2006. The increase was primarily due to increased air transportation expenses due to a higher percentage of our fleet being deployed in Hawaii and the aforementioned increase in passenger ticket revenues.
Onboard and other expenses increased by $12.4 million, or 37.4%, from $33.1 million for the three months ended June 30, 2005 to $45.5 million for the three months ended June 30, 2006. The increase in cost of sales of onboard and other revenues in the three months ended June 30, 2006 was primarily related to increased onboard revenues.
Payroll and related expenses increased by $23.2 million, or 28.8%, from $80.4 million for the three months ended June 30, 2005 to $103.6 million for the three months ended June 30, 2006. This increase was primarily due to increased Capacity Days and higher crew costs related to U.S. crew employed on our inter-island cruises in Hawaii.
Fuel expenses increased by $15.1 million, or 55.5%, from $27.3 million for the three months ended June 30, 2005 to $42.4 million for the three months ended June 30, 2006. The increase was due to an increase in fuel prices and increased Capacity Days. The average fuel price for the three months ended June 30, 2006 increased approximately 33% from $275 per metric ton to $365 per metric ton in the second quarter of 2006.
Food expenses increased by $1.7 million, or 8.0%, from $21.9 million for the three months ended June 30, 2005 to $23.6 million for the three months ended June 30, 2006. The increase in food expenses was primarily due to increased Capacity Days, partially offset by a decrease in food costs.
Ship charter costs decreased by $1.0 million, or 13.1%, from $7.5 million for the three months ended June 30, 2005 to $6.5 million for the three months ended June 30, 2006. This was a result of the return of Norwegian Sea to Star Cruises in August 2005.
Other operating expenses increased by $14.3 million, or 25.4%, from $56.2 million for the three months ended June 30, 2005 to $70.5 million for the three months ended June 30, 2006. The increase was primarily due to the increase in Capacity Days and dry-docking costs.
Marketing, general and administrative expenses increased by $0.1 million, or 0.3%, from $56.1 million for the three months ended June 30, 2005 to $56.2 million for the three months ended June 30, 2006. The increase was primarily the result of increased shoreside expenses for our call centers as a result of our increased capacity to support the three ships in Hawaii, partially offset by a decrease in marketing expenses due to timing of our marketing expenditures.
Net Cruise Costs per Capacity Day increased by 1.7% for the three months ended June 30, 2006 compared to the three months ended June 30, 2005. The aforementioned increases in fuel prices and payroll and related expenses represented 3.3 and 2.5 percentage points, respectively, of this increase, partially offset by lower marketing, general and administrative expenses on a Capacity Day basis and other operating efficiencies.
Depreciation and amortization increased by $9.7 million, or 51.6%, from $18.8 million for the three months ended June 30, 2005 to $28.5 million for the three months ended June 30, 2006. The increase in depreciation expense was primarily due to the additions of Pride of America, Norwegian Jewel, and Pride of Hawai’i, which entered service in June 2005, August 2005 and June 2006, respectively, and other additional capital improvements.
Interest expense, net of capitalized interest, increased by $16.9 million, or 99.1%, from $17.0 million for the three months ended June 30, 2005 to $33.9 million for the three months ended June 30, 2006, primarily as a result of higher interest rates and an increase in average outstanding borrowings.
Other income decreased by $37.5 million from a gain of $15.3 million for the three months ended June 30, 2005 to a loss of $22.2 million for the three months ended June 30, 2006. The decrease was due primarily to a foreign exchange translation gain of $15.3 million for the three months ended June 30, 2005 compared to a $22.3 million foreign exchange translation loss during the three months ended June 30, 2006.

Six months ended June 30, 2005 compared to six months ended June 30, 2006
Revenues
Total revenues increased by $198.8 million, or 27.5%, from $722.8 million for the six months ended June 30, 2005 to $921.6 million for the six months ended June 30, 2006. The increase in revenues was due to a 26.6% increase in passenger ticket revenues and a 30.0% increase in onboard and other revenues.
Passenger ticket revenues increased by $140.2 million from $527.5 million for the six months ended June 30, 2005 to $667.7 million for the six months ended June 30, 2006. This increase was primarily due to a 17.4% increase in Capacity Days and higher passenger ticket prices. The increase in Capacity Days was primarily attributable to the additions of Pride of America, Norwegian Jewel and Pride of Hawai’i, which entered service in June 2005, August 2005 and June 2006, respectively, partially offset by the return of Norwegian Sea to Star Cruises upon expiration of its charter agreement in August 2005.
Onboard and other revenues increased by $58.5 million from $195.4 million for the six months ended June 30, 2005 to $253.9 million for the six months ended June 30, 2006. The increase in onboard and other revenues was due to the increased Capacity Days mentioned above and generally higher amounts spent per passenger.
Gross Yields and Net Yields for the six months ended June 30, 2006 increased by 8.6% and 5.7%, respectively, compared to the six months ended June 30, 2005. These increases were primarily due to increased passenger ticket revenues and increased onboard spending as discussed above.
Expenses
Total cruise operating expenses increased by $175.3 million, or 31.6%, from $554.3 million for the six months ended June 30, 2005 to $729.5 million for the six months ended June 30, 2006. The primary reasons for the increase are discussed below.
Commissions, transportation and other expenses increased by $50.9 million, or 36.7%, from $138.7 million for the six months ended June 30, 2005 to $189.6 million for the six months ended June 30, 2006. The increase was primarily due to increased air transportation expenses due to a higher percentage of our fleet being deployed in Hawaii and the aforementioned increase in passenger ticket revenues.
Onboard and other expenses increased by $21.8 million, or 35.6%, from $61.3 million for the six months ended June 30, 2005 to $83.1 million for the six months ended June 30, 2006. The increase in cost of sales of onboard and other revenues in the six months ended June 30, 2006 was primarily related to increased onboard revenues.
Payroll and related expenses increased by $47.8 million, or 32.7%, from $146.1 million for the six months ended June 30, 2005 to $193.9 million for the six months ended June 30, 2006. This increase was primarily due to increased Capacity Days and higher crew costs related to U.S. crew employed on our inter-island cruises in Hawaii.
Fuel expenses increased by $30.4 million, or 61.0%, from $49.8 million for the six months ended June 30, 2005 to $80.2 million for the six months ended June 30, 2006. The increase was due to an increase in fuel prices and increased Capacity Days. The average fuel price for the six months ended June 30, 2006 increased approximately 41% from $249 per metric ton to $351 per metric ton in the first six months ended June 30, 2006.

Food expenses increased by $2.8 million, or 6.5%, from $43.2 million for the six months ended June 30, 2005 to $46.0 million for the six months ended June 30, 2006. The increase in food expenses was primarily due to increased Capacity Days, partially offset by a decrease in food costs.
Ship charter costs decreased by $2.0 million, or 13.1%, from $15.0 million for the six months ended June 30, 2005 to $13.0 million for the six months ended June 30, 2006. This was a result of the return of Norwegian Sea to Star Cruises in August 2005.
Other operating expenses increased by $23.5 million, or 23.4%, from $100.3 million for the six months ended June 30, 2005 to $123.9 million for the six months ended June 30, 2006. The increase was primarily due to the increase in Capacity Days and dry-docking costs.
Marketing, general and administrative expenses increased by $3.0 million, or 2.7%, from $111.1 million for the six months ended June 30, 2005 to $114.1 million for the six months ended June 30, 2006. The increase was primarily the result of increased shoreside expenses for our call centers as a result of our increased capacity to support the three ships in Hawaii, partially offset by a decrease in marketing expenses due to timing.
Net Cruise Costs per Capacity Day increased by 4.5% for the six months ended June 30, 2006 compared to the six months ended June 30, 2005. The aforementioned increases in fuel prices and payroll and related expenses represented 4.0 and 4.1 percentage points, respectively, of this increase, partially offset by lower marketing, general and administrative expenses on a Capacity Day basis and other operating efficiencies.
Depreciation and amortization increased by $18.1 million, or 48.4%, from $37.4 million for the six months ended June 30, 2005 to $55.4 million for the six months ended June 30, 2006. The increase in depreciation expense was primarily due to the additions of Pride of America, Norwegian Jewel and Pride of Hawai’i, which entered service in June 2005, August 2005 and June 2006, respectively, and other additional capital improvements.
Interest expense, net of capitalized interest, increased by $28.7 million, or 84.2%, from $34.0 million for the six months ended June 30, 2005 to $62.7 million for the six months ended June 30, 2006, primarily as a result of higher interest rates and an increase in average outstanding borrowings.
Other income decreased by $45.6 million from a gain of $19.6 million for the six months ended June 30, 2005 to a loss of $25.9 million for the six months ended June 30, 2006. The decrease was primarily due to foreign exchange translation gain of $19.6 million for the six months ended June 30, 2005 compared to a $27.4 million foreign exchange translation loss during the six months ended June 30, 2006.
Liquidity and capital resources
Net cash provided by operating activities was $144.1 million for the six months ended June 30, 2005 compared to $148.2 million for the six months ended June 30, 2006. The increase was primarily due to timing differences in cash payments relating to operating assets and liabilities.
Net cash used in investing activities was $426.2 million for the six months ended June 30, 2005 compared to $193.6 million for the six months ended June 30, 2006. Capital expenditures were $359.7 million for the six months ended June 30, 2005 and $236.6 million for the six months ended June 30, 2006 and were primarily related to progress payments for ships under construction and the final payments for Pride of America in 2005 and Pride of Hawai’i in 2006, partially offset by the release of cash collateral required by our credit card processors.

Cash from financing activities was $324.7 and $52.6 million for the six months ended June 30, 2005 and 2006, respectively. These activities included draw downs on committed loan facilities to fund payments on ships under construction for Pride of Hawai’i, Norwegian Pearl and Norwegian Gem.
Capitalized interest was $19.6 million for the six months ended June 30, 2005 compared to $11.8 million for the six months ended June 30, 2006 due to a lower average level of investment in ships under construction.
Future capital commitments
In September 2006, we contracted with a shipyard, subject to certain conditions, to purchase two ships. We also have an option for a third ship for scheduled delivery in the first quarter of 2011 for an additional 4,200 berths.
The planned berths and expected delivery dates of our ships under construction and on firm order are as follows:

	Expected	Approximate
Ship	Delivery Date	Berths
Norwegian Pearl	4th Quarter 2006	2,380
Norwegian Gem	4th Quarter 2007	2,380

New Class (unnamed)
Newbuild	4th Quarter 2009	4,200
Newbuild	2nd Quarter 2010	4,200
The aggregate cost of the ships under construction and on firm order is approximately $3.0 billion, of which we have paid $0.2 billion based on the Euro exchange rate at September 30, 2006. The remaining costs of the ships at September 30, 2006 are exposed to fluctuations in the Euro/U.S. dollar exchange rate.
Other
As of June 30, 2006, we had $2.2 billion of long-term debt, of which $164.8 million is due during the next twelve months.
Some of the contracts that we enter into include indemnification provisions that obligate us to make payments to the counterparty if certain events occur. These contingencies relate to changes in taxes, increased lender capital costs and similar costs. These indemnification clauses are often standard contractual terms and were entered into in the normal course of business. There are no stated or notional amounts included in the indemnification clauses and we are not able to estimate the maximum potential amount of future payments, if any, under these indemnification clauses. We have not been required to make any payments under such indemnification clauses in the past and, under current circumstances, we do not believe an indemnification is probable.
As a routine part of our business, depending on market conditions, exchange rates, pricing and our strategy for growth, we continuously consider opportunities to enter into contracts for the building of additional ships. We may also consider the sale of ships, potential acquisitions and strategic alliances. If any of these were to occur, they may be financed through the incurrence of additional indebtedness, through cash flows from operations, or through the issuance of equity or equity related debt securities.
Funding Sources
As of June 30, 2006, our liquidity was $332.6 million consisting of $67.6 million in cash and cash equivalents and $265.0 million available under our revolving credit facility. We also have specific funding available for the two ships under construction of approximately $0.8 billion, based on the Euro exchange rate at September 30, 2006.

In addition, we obtained export credit financing for 80% of the contract amount of each of the two ships ordered in September 2006. These financings cannot exceed approximately $0.8 billion each, based on the Euro exchange rate at September 30, 2006. We may cancel the loan agreement up to 60 days prior to the delivery date for each ship.
Our debt agreements contain covenants that require us, among other things, to maintain a minimum level of liquidity, limit our net debt-to-capital ratio and restrict our ability to pay dividends. We were in compliance with all covenants as of June 30, 2006.
We believe our cash on hand, expected future operating cash inflows, additional borrowings under existing credit facilities and our ability to issue debt securities or raise additional equity, including capital contributions from Star Cruises, will be sufficient to fund operations, debt payment requirements, capital expenditures and maintain compliance with debt covenants under our debt agreements over the next twelve-month period. Future capital contributions from Star Cruises are contingent upon them closing on a term loan and revolving credit facility during the fourth quarter of 2006. There can be no assurances that cash flows from operations and additional financing from external sources will be available in accordance with our expectations.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 10, 2006	NCL Corporation Ltd. (Registrant)
	By:	/s/ Bonnie S. Biumi
Bonnie S. Biumi
Executive Vice President & Chief Financial Officer